NEWS RELEASE

Alderon Acknowledges the Assistance of the Federal Government

March 22, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce the continuing progress towards sanction of the Kami iron ore project (the “Kami Project”), with the recent closing of the $119.9 million financing from Hebei Iron and Steel Group Co., Ltd. (“HBIS”) and the advancement of the Environmental Assessment process (the “EA Process”).

The Federal Government provided significant assistance throughout the transaction process with Hebei. Senior executives of Alderon were able to meet with several Federal Government officials to discuss the Hebei transaction, including those from the Department of Foreign Affairs and International Trade.

“Alderon would like to thank officials from the Department of Foreign Affairs and International Trade for their assistance on the most recent stage of the transaction with Hebei,” said Mr. Mark Morabito, Executive Chairman. “Alderon has been working with the Canadian Embassy in China for over a year and government representatives were extremely helpful and did excellent work in advancing this important trade opportunity between Canada and China. On behalf of Alderon, I want to give thanks for the Federal Government’s ongoing assistance with this project.”

Federal Government support can also be seen for the Kami Project, and other Labrador based mining projects, in the funding of the expansion at the Port of Sept-Îles, which is the only deep water port option for Labrador based mining projects. In addition, the Federal Government has also provided loan guarantees for the Muskrat Falls Hydro Project. While there is sufficient power available for the currently planned development of the Kami Project (see Alderon press release dated January 10, 2013), the Muskrat Falls Hydro Project will be beneficial in the event that Alderon evaluates an increase in its production capacity after the commencement of commercial production at the Kami Project.

Based on an independent Economic Impact Assessment (“EIA”) of the Kami Project, it will generate significant economic benefits. The EIA was undertaken by Strategic Concepts, Inc. and Dr. Wade Locke of Memorial University. The EIA estimates that the Kami Project will generate the following benefits for the people, communities and the Government of Newfoundland and Labrador and the Federal Government:

➢	CDN $10.0 billion in direct, indirect and induced incomes to workers and local businesses.
➢	CDN $7.2 billion in total Newfoundland and Labrador Provincial and Federal tax revenues.
➢	CDN $25.4 billion contribution to the provincial GDP.

Mr. Morabito added, “The Kami Project will further build on Labrador’s reputation as a significant producer of iron ore, create meaningful long-term jobs and spur economic activity. The robust economics of this project will result in approximately 800 jobs during the peak of construction and more than 500 full time jobs over the 30-year life of the mine. We have been pleased with the Federal Government’s willingness to listen to our vision for this project and our plans to contribute to the Canadian economy in a responsible and tangible way. We share the Federal Government’s belief that strong regions result in a stronger nation, and we appreciate their willingness to engage with our company over the past several months.”

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, Labrador City and St. John’s.  The Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
514-817-5799

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to (i) the completion of the EA Process; (ii) the life of the mine at the Kami Project; (iii) the number of jobs created by the Kami Project; (iv) an increase in the production capacity of the Kami Project; and (v) the potential economic benefits of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.